SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 204.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

Hyatt Hotels Corporation

(Name of Issuer)

Class A Common Stock, $0.01 par value per share

(Title of Class of Securities)

448579102

(CUSIP Number)

Michael A. Pucker, Esq.

Cathy A. Birkeland, Esq.

Latham & Watkins LLP

233 S. Wacker Drive, Suite 5800

Chicago, Illinois 60606

(312) 876-7700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 17, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

(Continued on following pages)

(Page 1 of 27 Pages)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 448579102	13D	Page 2 of 27 Pages

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) John Kevin Poorman, not individually, but solely as trustee of the trusts listed on Appendix A-1.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,307,195*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,307,195*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,307,195*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares		☒
13.	Percent of Class Represented by Amount in Row (11) 4.2%*
14.	Type of Reporting Person OO

*	Represents shares of the Issuer’s Class A Common Stock, $0.01 par value per share (the “Class A Common Stock”), issuable upon conversion of shares of the Issuer’s Class B Common Stock, $0.01 par value per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”). As provided in the Issuer’s Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock.

CUSIP No. 448579102	13D	Page 3 of 27 Pages

The Reporting Person is party to certain agreements with the Separately Filing Group Members (as defined in this Schedule 13D), which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Person may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Act (as defined in this Schedule 13D), comprised of the Reporting Person and the Separately Filing Group Members. Shares listed as beneficially owned by the Reporting Person exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Person disclaims beneficial ownership.

All references to the number of shares outstanding are as of July 31, 2010, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2010, as adjusted to account for 539,588 shares of Class B Common Stock that were converted into shares of Class A Common Stock in connection with the Distribution (as defined in this Schedule 13D). The percentage is calculated using the total number of shares of Common Stock beneficially owned by the Reporting Person and based on 173,922,706 shares of Common Stock outstanding as of July 31, 2010. With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The shares of Class B Common Stock owned by the Reporting Person represent 5.5% of the total voting power of the Common Stock as of July 31, 2010, as adjusted. The percentage of total voting power of the Common Stock is calculated based on the total voting power of the Common Stock outstanding as of July 31, 2010, as adjusted, which is comprised of 44,456,706 shares of Class A Common Stock and 129,466,000 shares of Class B Common Stock and assumes that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

CUSIP No. 448579102	13D	Page 4 of 27 Pages

1.

Names of Reporting Persons

I.R.S. Identification Nos. of Above Persons (Entities Only)

CIBC Trust Company (Bahamas) Limited, not individually, but solely as trustee of the trusts listed on Appendix A-2.

2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or Place of Organization Bahamian International Business Company
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,424,099*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,424,099*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,424,099*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares		☒
13.	Percent of Class Represented by Amount in Row (11) 0.8%*
14.	Type of Reporting Person OO

*	Represents shares of the Issuer’s Class A Common Stock, $0.01 par value per share (the “Class A Common Stock”), issuable upon conversion of shares of the Issuer’s Class B Common Stock, $0.01 par value per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”). As provided in the Issuer’s Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock.

CUSIP No. 448579102	13D	Page 5 of 27 Pages

The Reporting Person is party to certain agreements with the Separately Filing Group Members (as defined in this Schedule 13D), which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Person may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Act (as defined in this Schedule 13D), comprised of the Reporting Person and the Separately Filing Group Members. Shares listed as beneficially owned by the Reporting Person exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Person disclaims beneficial ownership.

All references to the number of shares outstanding are as of July 31, 2010, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2010, as adjusted to account for 539,588 shares of Class B Common Stock that were converted into shares of Class A Common Stock in connection with the Distribution (as defined in this Schedule 13D). The percentage is calculated using the total number of shares of Common Stock beneficially owned by the Reporting Person and based on 173,922,706 shares of Common Stock outstanding as of July 31, 2010. With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The shares of Class B Common Stock owned by the Reporting Person represent 1.1% of the total voting power of the Common Stock as of July 31, 2010, as adjusted. The percentage of total voting power of the Common Stock is calculated based on the total voting power of the Common Stock outstanding as of July 31, 2010, as adjusted, which is comprised of 44,456,706 shares of Class A Common Stock and 129,466,000 shares of Class B Common Stock and assumes that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

CUSIP No. 448579102	13D	Page 6 of 27 Pages

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Penny Pritzker, individually
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,651*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,651*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,651*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares		☒
13.	Percent of Class Represented by Amount in Row (11) 0.0%*
14.	Type of Reporting Person IN

*	Represents shares of the Issuer’s Class A Common Stock, $0.01 par value per share (the “Class A Common Stock”). The Reporting Person does not beneficially own shares of the Issuer’s Class B Common Stock, $0.01 par value per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”). As provided in the Issuer’s Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock.
The Reporting Person is party to certain agreements with the Separately Filing Group Members (as defined in this Schedule 13D), which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Person may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Act (as defined in this Schedule 13D), comprised of the Reporting Person and the Separately Filing Group Members. Shares listed as beneficially owned by each Reporting Person exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Person disclaims beneficial ownership.

CUSIP No. 448579102	13D	Page 7 of 27 Pages

All references to the number of shares outstanding are as of July 31, 2010, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2010, as adjusted to account for 539,588 shares of Class B Common Stock that were converted into shares of Class A Common Stock in connection with the Distribution (as defined in this Schedule 13D). The percentage is calculated using the total number of shares of Common Stock beneficially owned by the Reporting Person and based on 173,922,706 shares of Common Stock outstanding as of July 31, 2010. With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The shares of Class A Common Stock owned by the Reporting Person represent less than 0.1% of the total voting power of the Common Stock as of July 31, 2010, as adjusted. The percentage of total voting power of the Common Stock is calculated based on the total voting power of the Common Stock outstanding as of July 31, 2010, as adjusted, which is comprised of 44,456,706 shares of Class A Common Stock and 129,466,000 shares of Class B Common Stock and assumes that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

CUSIP No. 448579102	13D	Page 8 of 27 Pages

EXPLANATORY NOTE: This Schedule 13D is being filed by the Reporting Persons (as defined in Item 2 below) pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Act”), and Rule 13d-1(a) thereunder, with respect to the shares of Class A Common Stock, $0.01 par value per share (the “Class A Common Stock”), of Hyatt Hotels Corporation, a Delaware corporation (the “Issuer”), held by the Reporting Persons, including shares of Class A Common Stock issuable upon conversion of shares of the Issuer’s Class B Common Stock, $0.01 par value per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”). As provided in the Issuer’s Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock. The Reporting Persons are party to certain agreements with the Separately Filing Group Members (as defined in Item 2 below), which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Persons may be deemed to be members of a “group”, within the meaning of Section 13(d)(3) of the Act, comprised of the Reporting Persons and the Separately Filing Group Members (collectively, the “Pritzker Family Group”).

Except as otherwise described in this Schedule 13D, the shares of Common Stock held by the Reporting Persons were previously held by Thomas J. Pritzker, Marshall E. Eisenberg and Karl J. Breyer, not individually, but solely in their capacity as co-trustees of U.S. situs trusts for the benefit of certain lineal descendants of Nicholas J. Pritzker, deceased (the “U.S. Situs Trusts”), and/or IHE, INC. (“IHE”) and its subsidiaries, as previously reported on a Schedule 13G filed on November 4, 2009, as amended, pursuant to Section 13(g) of the Act and Rule 13d-1(d) thereunder.

On August 17, 2010, the co-trustees of the U.S. Situs Trusts either allocated or distributed, in the aggregate, 75,978,487 shares of Class B Common Stock to the Reporting Persons and certain of the Separately Filing Group Members. In addition, on August 17, 2010, IHE distributed, in the aggregate, 23,765,141 shares of Class B Common Stock to CIBC Trust Company (Bahamas) Limited, solely in the capacity as trustee of non-U.S. situs trusts for the benefit of certain lineal descendants of Nicholas J. Pritzker, deceased (the “Non-U.S. Situs Trusts”), certain of the other Separately Filing Group Members and certain other persons, and the trustee of the Non-U.S. Situs Trusts and certain other members of IHE allocated or distributed, in the aggregate, 18,025,104 shares of Class B Common Stock previously held by IHE and its subsidiaries to the Reporting Persons, certain of the Separately Filing Group Members and certain other persons. We refer to all of the above allocations and distributions, collectively, as the “Distribution.” Contemporaneous with the Distribution, the Reporting Persons executed joinders to, and thereby became subject to the provisions of, the agreements described in Item 6 below. The Distribution to the Reporting Persons qualified as a “Permitted Transfer” for purposes of the Issuer’s Amended and Restated Certificate of Incorporation and, accordingly, the shares of Class B Common Stock allocated or distributed to the Reporting Persons remained shares of Class B Common Stock immediately following the Distribution. Certain other persons who received shares in the Distribution are not party to the agreements described in Item 6 below and their shares were converted into shares of Class A Common Stock in connection with the Distribution. The Reporting Persons and the Separately Filing Group Members may be deemed to have become beneficial owners of the shares of Class A Common Stock issuable upon conversion of the shares of Class B Common Stock received in the Distribution, pursuant to Section 13(d) of the Act and Rule 13d-1(a) thereunder, resulting in the obligation to file this Schedule 13D. It is the understanding of the Reporting Persons that the Separately Filing Group Members are filing separate Schedule 13Ds pursuant to Rule 13d-1(k)(2) under the Act with respect to the shares of Common Stock beneficially owned by the Separately Filing Group Members.

CUSIP No. 448579102	13D	Page 9 of 27 Pages

Item 1.	Security and Issuer

This Schedule 13D relates to the Class A Common Stock, $0.01 par value per share, of the Issuer. The address of the principal executive office of the Issuer is 71 South Wacker Drive, 12th Floor, Chicago, Illinois 60606.

Item 2.	Identity and Background

(a)-(c) This Schedule 13D is being filed by: John Kevin Poorman, not individually, but solely in the capacity as trustee of the trusts listed on Appendix A-1 (the “U.S. Trustee”); CIBC Trust Company (Bahamas) Limited, not individually, but solely in the capacity as trustee of the trusts listed on Appendix A-2 (the “Non-U.S. Trustee”); and Penny Pritzker, individually (collectively, the “Reporting Persons”).

The address of the principal business and principal office of the U.S. Trustee is 71 South Wacker Drive, 46th Floor, Chicago, Illinois 60606. The address of the principal business and principal office of the Non-U.S. Trustee is Goodman’s Bay Corporate Center, West Bay Street, P.O. Box N-3933, Nassau, Bahamas. The address of the principal business and principal office of Penny Pritzker is 71 South Wacker Drive, 47th Floor, Chicago, Illinois 60606.

The U.S. Trustee and the Non-U.S. Trustee are principally engaged in the business of investing the assets of the trusts for the benefit of the beneficiaries of such trusts. Penny Pritzker is the Chairman of CC-Development Group, Inc., which operates Classic Residence by Hyatt; is Chairman and Chief Executive Officer of Classic Residence Management Limited Partnership, the manager of Classic Residence by Hyatt facilities; serves as President and Chief Executive Officer of Pritzker Realty Group, a real estate investment and advisory firm; is President of Frankmon LLC; is co-founder and Chairman of The Parking Spot, a near-airport parking company; serves as Chairman of TransUnion Corp., a credit reporting service company; is a Director and Vice President of The Pritzker Foundation, a charitable foundation; and served as National Finance Chair of Barack Obama’s presidential campaign.

The Reporting Persons have entered into a Joint Filing Agreement, dated as of August 26, 2010, a copy of which is attached as Exhibit 1 to this Schedule 13D.

The Reporting Persons may be deemed to be members of a “group,” within the meaning of Section 13(d)(3) of the Act, comprised of the Reporting Persons and the other persons referred to on Schedule B attached to this Schedule 13D (the “Separately Filing Group Members”). It is the understanding of the Reporting Persons that the Separately Filing Group Members are filing separate Schedule 13Ds pursuant to Rule 13d-1(k)(2) under the Act. Schedule B attached to this Schedule 13D sets forth certain information concerning the Separately Filing Group Members, which information is based solely on the information contained in the Schedule 13Ds filed by the Separately Filing Group Members.

CUSIP No. 448579102	13D	Page 10 of 27 Pages

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On August 17, 2010, the co-trustees of the U.S. Situs Trusts allocated or distributed shares of Class B Common Stock to the U.S. Trustee, and the trustee of the Non-U.S. Situs Trusts allocated or distributed shares of Class B Common Stock previously held by IHE and its subsidiaries to the Non-U.S. Trustee. As a result of the Distribution, the U.S. Trustee and the Non-U.S. Trustee may be deemed to have become beneficial owners of the shares of Class A Common Stock issuable upon conversion of the shares of Class B Common Stock received in the Distribution, pursuant to Section 13(d) of the Act and Rule 13d-1(a) thereunder. No funds or other consideration were used by the U.S. Trustee or the Non-U.S. Trustee to acquire the shares of Common Stock in the Distribution.

Penny Pritzker serves as a director of the Issuer. On March 30, 2010, in accordance with the Issuer’s Non-Employee Director Compensation Program, as described in the Amended and Restated Summary of Non-Employee Director Compensation (the “Non-Employee Director Compensation Program”), Ms. Pritzker received an initial grant of 796 shares of Class A Common Stock for her service as a director. On June 29, 2010, under the terms of the Non-Employee Director Compensation Program, Ms. Pritzker received an additional grant of 855 shares of Class A Common Stock for her service as a director. See Item 6 below for a description of these grants. No funds or other consideration were used by Ms. Pritzker to acquire these shares of Common Stock.

Item 4.	Purpose of Transaction

The U.S. Trustee and the Non-U.S. Trustee acquired the shares of Class B Common Stock in the Distribution, which was completed on August 17, 2010. Contemporaneous with the Distribution, the U.S. Trustee and the Non-U.S. Trustee executed joinders to, and thereby became subject to the provisions of, the agreements described in Item 6 below. The Distribution to the U.S. Trustee and the Non-U.S. Trustee qualified as a “Permitted Transfer” for purposes of the Issuer’s Amended and Restated Certificate of Incorporation and, accordingly, the shares of Class B Common Stock allocated or distributed to the U.S. Trustee and the Non-U.S. Trustee remained shares of Class B Common Stock following the Distribution.

CUSIP No. 448579102	13D	Page 11 of 27 Pages

On March 30, 2010, under the terms of the Non-Employee Director Compensation Program, Ms. Pritzker received an initial grant of 796 shares of Class A Common Stock for her service as a director. On June 29, 2010, under the terms of the Non-Employee Director Compensation Program, Ms. Pritzker received an additional grant of 855 shares of Class A Common Stock for her service as a director.

The Reporting Persons hold their shares of Common Stock for investment purposes. Pursuant to the agreements described in Item 6 below, the shares of Common Stock held by the Reporting Persons are currently required to be voted consistent with the recommendations of the board of directors of the Issuer with respect to all matters (assuming agreement as to any such matter by a majority of a minimum of three independent directors or, in the case of transactions involving the Issuer and an affiliate, assuming agreement of all of such minimum of three independent directors) and are subject to certain transfer and various other restrictions. The Reporting Persons expect to routinely monitor the performance of their investment in the Issuer. In this regard, the Reporting Persons expect to evaluate on a periodic basis the Issuer’s business, financial condition and results of operation, as well as other factors that may be relevant to their investment in the Issuer. In addition, the Reporting Persons may seek the views of, hold active discussions with and respond to inquiries from representatives of the Issuer, the Separately Filing Group Members and other persons regarding the Issuer. Subject to their obligations under the agreements described in Item 6 below, the Reporting Persons may, at any time and from time to time, purchase additional shares of Common Stock or dispose of any shares of Common Stock held by them. Any additional shares of Common Stock acquired by the Reporting Persons will be subject to the agreements described in Item 6 below, for so long as those agreements remain in effect.

Except as described in this Item 4, the Reporting Persons currently have no plans or proposals that relate to or would result in any transaction, event or action set forth in subsections (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right to formulate plans or make proposals, and take such action with respect thereto, including any or all of the items set forth in subsections (a) through (j) of Item 4 of Schedule 13D and any other actions, as they may determine.

Item 5.	Interest in Securities of the Issuer

(a)-(b) As of the date hereof, the Reporting Persons in the aggregate may be deemed to be the beneficial owners of 1,651 shares of currently issued Class A Common Stock and 8,731,294 shares of Class A Common Stock issuable upon conversion of 8,731,294 shares of Class B Common Stock beneficially owned by the Reporting Persons. The number of shares of Class A Common Stock beneficially owned and currently issued represents less than 0.1% of the total number of shares of Class A Common Stock outstanding, assuming that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock. The number of shares of Class B Common Stock beneficially owned by the Reporting Persons represents 6.7% of the total number of shares of Class B Common Stock outstanding. The number of shares of Common Stock beneficially owned by the Reporting Persons represents 5.0% of the total number of shares of Common Stock outstanding and 6.5% of the total voting power of the shares of Common Stock outstanding, voting together as a single class, assuming that no outstanding shares of Class B Common Stock, have been converted into shares of Class A Common Stock.

CUSIP No. 448579102	13D	Page 12 of 27 Pages

Schedule A sets forth, as of the date hereof, the number of shares and percentage of the Class A Common Stock outstanding, the number of shares and percentage of the Class B Common Stock outstanding, the percentage of the total number of shares of Common Stock outstanding, and the percentage of the total voting power of the shares of Common Stock outstanding, voting together as a single class, represented by the shares beneficially owned by each Reporting Person.

Based solely on the information contained in the Schedule 13Ds filed by the Separately Filing Group Members, as set forth in Schedule B described below, as of the date hereof, the Pritzker Family Group in the aggregate may be deemed to be the beneficial owners of 10,121 shares of currently issued Class A Common Stock and 104,353,914 shares of Class A Common Stock issuable upon conversion of 104,353,914 shares of Class B Common Stock beneficially owned by the Pritzker Family Group. The number of shares of Class A Common Stock beneficially owned by the Pritzker Family Group and currently issued represents less than 0.1% of the total number of shares of Class A Common Stock outstanding, assuming that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock. The number of shares of Class B Common Stock beneficially owned by the Pritzker Family Group represents 80.6% of the total number of shares of Class B Common Stock outstanding. The number of shares of Common Stock beneficially owned by the Pritzker Family Group represents 60.0% of the total number of shares of Common Stock outstanding and 77.9% of the total voting power of the shares of Common Stock outstanding, voting together as a single class, assuming that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

Schedule B sets forth, as of the date hereof, the number of shares and percentage of the Class A Common Stock outstanding, the number of shares and percentage of the Class B Common Stock outstanding, the percentage of the total number of shares of Common Stock outstanding, and the percentage of the total voting power of the shares of Common Stock outstanding, voting together as a single class, represented by the shares beneficially owned by each Separately Filing Group Member. All such information is based solely on the information contained in the Schedule 13Ds filed by the Separately Filing Group Members.

All references to the number of shares outstanding are as of July 31, 2010, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2010, as adjusted to account for 539,588 shares of Class B Common Stock that were converted into shares of Class A Common Stock in connection with the Distribution. The information set forth in this Schedule 13D, including Schedule A and Schedule B hereto, with respect to the percentage of shares of Class A Common Stock beneficially owned is based on 44,456,706 shares of Class A Common Stock outstanding as of July 31, 2010, as adjusted, assuming that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock. The information with

CUSIP No. 448579102	13D	Page 13 of 27 Pages

respect to the percentage of shares of Class B Common Stock beneficially owned is based on 129,466,000 shares of Class B Common Stock outstanding as of July 31, 2010, as adjusted. Each share of Class B Common Stock is convertible at any time into one share of Class A Common Stock. The information shown with respect to the percentage of total Common Stock beneficially owned is based on 173,922,706 shares of Common Stock outstanding as of July 31, 2010. The information with respect to the percentage of total voting power is based on 44,456,706 shares of Class A Common Stock and 129,466,000 shares of Class B Common Stock outstanding as of July 31, 2010, as adjusted, and assumes that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock. With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share.

Each Reporting Person disclaims beneficial ownership of the shares held by any other Reporting Person or any of the Separately Filing Group Members. The filing of this Schedule 13D shall not be construed as an admission that any of the Reporting Persons are, for purposes of Section 13(d) of the Act or otherwise, the beneficial owner of shares held by any other Reporting Person or any of the Separately Filing Group Members.

(c) On March 30, 2010, under the terms of the Non-Employee Director Compensation Program, Ms. Pritzker received an initial grant of 796 shares of Class A Common Stock for her service as a director. On June 29, 2010, under the terms of the Non-Employee Director Compensation Program, Ms. Pritzker received an additional grant of 855 shares of Class A Common Stock for her service as a director. See Item 6 below for a description of these grants.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

As described below, one or more of the Reporting Persons, together with certain other members of the Pritzker Family Group, are parties to the Global Hyatt Agreement (as defined below), the Foreign Global Hyatt Agreement (as defined below), the Agreement Relating to Stock (as defined below), the 2009 Registration Rights Agreement (as defined below), and the Non-Employee Director Compensation Program relating to the Common Stock of the Issuer.

Amended and Restated Global Hyatt Agreement

On October 1, 2009, Thomas J. Pritzker, Marshall E. Eisenberg and Karl J. Breyer, solely in the capacity as co-trustees of the U.S. Situs Trusts, and the adult beneficiaries of such trusts, entered into the Amended and Restated Global Hyatt Agreement (the “Global Hyatt Agreement”) pursuant to which they agreed to, among other things, certain voting agreements and limitations on the sale of shares of the Common Stock. Contemporaneous with the Distribution, certain of the Reporting Persons and certain of the Separately Filing Group Members executed joinders to, and thereby became subject to the provisions of, the Global Hyatt Agreement.

CUSIP No. 448579102	13D	Page 14 of 27 Pages

The parties to the Global Hyatt Agreement agreed that until the later to occur of (i) January 1, 2015 and (ii) the date upon which more than 75% of the Issuer’s fully diluted shares of Common Stock is owned by persons other than Pritzker family members and spouses (including any U.S. Situs Trusts or Non-U.S. Situs Trusts for the current or future, direct or indirect, vested or contingent, benefit of Pritzker family members and spouses) (the “Lock-Up Expiration Date”), all Pritzkers (as defined in the Global Hyatt Agreement) (and their successors in interest, if applicable), but not the transferees by sale (other than Pritzkers who purchase directly from other Pritzkers), will vote all of their voting securities consistent with the recommendations of the board of directors of the Issuer with respect to all matters (assuming agreement as to any such matter by a majority of a minimum of three independent directors (excluding for such purposes any Pritzker) or, in the case of transactions involving the Issuer and an affiliate, assuming agreement of all of such minimum of three independent directors (excluding for such purposes any Pritzker)). All Pritzkers have agreed to cast and submit by proxy to the Issuer their votes in a manner consistent with the foregoing voting agreement at least five business days prior to the scheduled date of the annual or special meeting of stockholders, as applicable.

In addition, the parties to the Global Hyatt Agreement agreed that until the Lock-Up Expiration Date, all Pritzker family members and spouses (including trusts for the current or future, direct or indirect, vested or contingent, benefit of any Pritzker family members and spouses or affiliates of any thereof) in a “beneficiary group” (as defined below) (including trusts only to the extent of the then current benefit of members of such beneficiary group) may sell up to 25% of their aggregate holdings of the Common Stock, measured as of November 4, 2009, in each 12-month period following November 4, 2009 (without carry-overs), and shall not sell more than such amount during any such period. Upon the unanimous affirmative vote of the independent directors of the Issuer (excluding for such purposes any Pritzker), such 25% limitation may, with respect to each such 12-month period, be increased to a higher percentage or waived entirely. In connection with the initial public offering (“IPO”) of the Class A Common Stock, the independent directors of the Issuer unanimously waived such 25% limitation with respect to shares sold in the IPO and U.S. Situs Trusts for the benefit of each beneficiary group collectively sold 26.7% of the beneficiary groups’ aggregate holdings of the Common Stock in the IPO. No additional shares of Common Stock may be sold prior to November 5, 2010 without the further unanimous affirmative vote of the independent directors of the Issuer. Sales of the Common Stock between and among Pritzkers is permitted without regard to the sale restrictions described above and such sales are not counted against the 25% sale limitation. All shares of the Common Stock owned by each beneficiary group (including trusts only to the extent of the then current benefit of members of such beneficiary group) are freely pledgeable to an institutional lender and such institutional lender will not be subject to the sale restrictions described above upon default and foreclosure.

CUSIP No. 448579102	13D	Page 15 of 27 Pages

The Global Hyatt Agreement may be amended, modified, supplemented or restated by the written agreement of the co-trustees of the U.S. Situs Trusts, 75% of the adult beneficiaries named below and a majority of the other adult beneficiaries party to the agreement. Each of Thomas J. Pritzker, Nicholas J. Pritzker, James N. Pritzker, John A. Pritzker, Linda Pritzker, Karen L. Pritzker, Penny Pritzker, Daniel F. Pritzker, Anthony N. Pritzker, Gigi Pritzker Pucker and Jay Robert Pritzker, and their respective lineal descendants and current spouse, if relevant, make up a “beneficiary group.”

Disputes that relate to the subject matter of the Global Hyatt Agreement are subject to arbitration pursuant to the terms of the agreement. The exclusive requirement to arbitrate under the Global Hyatt Agreement does not apply with respect to the manner in which the Issuer’s operations are conducted to the extent the parties (in their capacities as stockholders) and non-Pritzker public stockholders are affected comparably; provided, however, that a party may participate in and benefit from any shareholder litigation initiated by a non-party to the agreement. A party to the agreement may not solicit others to initiate or be a named plaintiff in such litigation (i) unless two thirds of the independent directors (excluding for such purposes any Pritzker) on the board of directors of the Issuer (consisting of at least three independent directors) do not vote in favor of the matter that is the subject of the litigation or (ii) in the case of affiliated transactions reviewed by the board of directors of the Issuer, unless at least one independent director (excluding for such purposes any Pritzker) did not approve the transaction.

The summary of the Global Hyatt Agreement contained in this Item 6 is qualified in its entirety by reference to the Global Hyatt Agreement, which is filed as Exhibit 2 hereto and incorporated herein by reference.

Amended and Restated Foreign Global Hyatt Agreement

On October 1, 2009, the adult beneficiaries of the Non-U.S. Situs Trusts entered into the Amended and Restated Foreign Global Hyatt Agreement (the “Foreign Global Hyatt Agreement”) pursuant to which they agreed to, among other things, certain voting agreements and limitations on the sale of shares of the Common Stock. The adult beneficiaries informed CIBC, in its capacity as trustee of such Non-U.S. Situs Trusts, of their agreement and expressed their desire that the trustee act in accordance with the provisions of the Foreign Global Hyatt Agreement. CIBC, in its capacity as trustee of the Non-U.S. Situs Trusts, has joined the Foreign Global Hyatt Agreement. Contemporaneous with the Distribution, certain of the Reporting Persons and certain of the Separately Filing Group Members executed joinders to, and thereby became subject to the provisions of, the Foreign Global Hyatt Agreement.

CUSIP No. 448579102	13D	Page 16 of 27 Pages

The parties to the Foreign Global Hyatt Agreement agreed that until the Lock-Up Expiration Date, all Pritzkers (as defined in the Foreign Global Hyatt Agreement) (and their successors in interest, if applicable), but not the transferees by sale (other than Pritzkers who purchase directly from other Pritzkers), will vote (or cause to be voted) all of the voting securities held directly or indirectly by them consistent with the recommendations of the board of directors of the Issuer with respect to all matters (assuming agreement as to any such matter by a majority of a minimum of three independent directors (excluding for such purposes any Pritzker) or, in the case of transactions involving the Issuer and an affiliate, assuming agreement of all of such minimum of three independent directors (excluding for such purposes any Pritzker)). All Pritzkers have agreed to cast and submit by proxy to the Issuer their votes in a manner consistent with the foregoing voting agreement at least five business days prior to the scheduled date of the annual or special meeting of stockholders, as applicable.

In addition, the parties to the Foreign Global Hyatt Agreement agreed that until the Lock-Up Expiration Date, all Pritzker family members and spouses (including trusts for the current or future, direct or indirect, vested or contingent, benefit of any Pritzker family members and spouses and/or affiliates of any thereof) in a “beneficiary group” (including trusts only to the extent of the then current benefit of members of such beneficiary group) may sell up to 25% of their aggregate holdings of the Common Stock, measured as of November 4, 2009, in each 12-month period following November 4, 2009 (without carry-overs), and shall not sell more than such amount during any such period. Upon the unanimous affirmative vote of the independent directors of the Issuer (excluding for such purposes any Pritzker), such 25% limitation may, with respect to each such 12-month period, be increased to a higher percentage or waived entirely. As a result of the sales of shares of Common Stock by the U.S. Situs Trusts in the IPO, no additional shares of Common Stock may be sold prior to November 5, 2010 without the further unanimous affirmative vote of the independent directors of the Issuer. Sales of the Common Stock between and among Pritzkers is permitted without regard to the sale restrictions described above and such sales are not counted against the 25% sale limitation. All shares of the Common Stock owned directly or indirectly by each beneficiary group (including trusts only to the extent of the then current benefit of members of such beneficiary group) are freely pledgeable to an institutional lender and such institutional lender will not be subject to the sale restrictions described above upon default and foreclosure.

The Foreign Global Hyatt Agreement may be amended, modified, supplemented or restated by the written agreement of 75% of the adult beneficiaries named above and a majority of the other adult beneficiaries party to the agreement.

Disputes that relate to the subject matter of the Foreign Global Hyatt Agreement are subject to arbitration pursuant to the terms of the agreement. The exclusive requirement to arbitrate under the Foreign Global Hyatt Agreement does not apply with respect to the manner in which Issuer’s operations are conducted to the extent the parties (in their capacities as stockholders) and non-Pritzker public stockholders are affected comparably; provided, however, that a party may participate in and benefit from any shareholder litigation initiated by a non-party to the agreement. A party to the agreement may not solicit others to initiate or be a named plaintiff in such litigation (i) unless two thirds of the independent directors (excluding for such purposes any Pritzker) on the board of directors of the Issuer (consisting of at least three independent directors) do not vote in favor of the matter that is the subject of the litigation or (ii) in the case of affiliated transactions reviewed by the board of directors of the Issuer, unless at least one independent director (excluding for such purposes any Pritzker) did not approve the transaction.

CUSIP No. 448579102	13D	Page 17 of 27 Pages

The summary of the Foreign Global Hyatt Agreement contained in this Item 6 is qualified in its entirety by reference to the Foreign Global Hyatt Agreement, which is filed as Exhibit 3 hereto and incorporated herein by reference.

Amended and Restated Agreement Relating to Stock

On October 26, 2009, Thomas J. Pritzker, Marshall E. Eisenberg and Karl J. Breyer, solely in their capacity as co-trustees of U.S. situs trusts for the benefit of Thomas J. Pritzker, Penny Pritzker and Gigi Pritzker Pucker and their lineal descendants, that own, directly or indirectly, shares of the Common Stock of the Issuer and Thomas J. Pritzker, Penny Pritzker and Gigi Pritzker Pucker and their respective adult lineal descendants entered into an Amended and Restated Agreement Relating to Stock (the “Agreement Relating to Stock”) whereby such parties have agreed to further restrict their ability to transfer certain shares of Common Stock. Contemporaneous with the Distribution, the Reporting Persons and certain of the Separately Filing Group Members executed joinders to, and thereby became subject to the provisions of the Agreement Relating to Stock.

Subject to limited permitted transfers described in the Agreement Relating to Stock and subject to the terms of the Global Hyatt Agreement and Foreign Global Hyatt Agreement described above, the parties have agreed that each stockholder party to the Agreement Relating to Stock may transfer up to one-third of its Common Stock held as of August 28, 2007 (or deemed to be held as of such date) to unaffiliated third parties during each 365-day period beginning on the dates that are three and one-half, four and one-half and five and one-half years following the consummation of the IPO; provided that such transfers are accomplished by way of a broad distribution sale.

In addition, each stockholder may transfer up to one-third of its Common Stock held as of August 28, 2007 (or deemed to be held as of such date) to unaffiliated third parties (1) at any time following the end of the first calendar year during which the “existing stockholders” (as described below) owned less than 25% of the Common Stock at any time during such year or (2) at any time following the first date on which the applicable market value of the Class A Common Stock exceeds $44.55 per share; provided that such transfers are accomplished by way of an underwritten public offering or in an otherwise broad distribution sale. The term “existing stockholders” is defined in the agreement to mean (i) members of the Pritzker family who are lineal descendants of Nicholas J. Pritzker, deceased, and their spouses, (ii) trusts for the benefit of such persons, or (iii) affiliates of any such persons listed in clauses (i) and (ii).

CUSIP No. 448579102	13D	Page 18 of 27 Pages

In addition, no stockholder party to the Agreement Relating to Stock may transfer (i) the legal or beneficial ownership of any shares of Common Stock held by such stockholder unless such acquiring person’s ownership of Common Stock is not reasonably likely to jeopardize any licensing from a governmental authority, (ii) any Common Stock to a competitor of the Issuer engaged in one or more of the hospitality, lodging or gaming industries, (iii) any Common Stock to an aggregator (i.e., a person who is required to file a Schedule 13D (or successor form) under the Act, disclosing an intent other than for investment) or (iv) any Common Stock that would cause a stockholder to violate any provision of the Agreement Relating to Stock. Such restrictions are qualified by the “actual knowledge” of the transferring stockholder in the case of transfers pursuant to an underwritten public offering or a broad distribution sale.

The transfer restrictions set forth in the Agreement Relating to Stock expire at 11:59 p.m. (Central time) on the earlier of the day after the date that is five and one-half years following November 10, 2009 (the closing of the IPO) or the date on which the stockholders party to that certain Global Hyatt Corporation 2007 Stockholders’ Agreement, dated as of August 28, 2007, by and among Hyatt Hotels Corporation (f/k/a Global Hyatt Corporation) and certain other parties, are released from the transfer restrictions set forth therein. The Agreement Relating to Stock may be amended by the holders of a majority of the restricted stock held by the stockholders party to the agreement and each of Thomas J. Pritzker, Penny Pritzker and Gigi Pritzker Pucker, and may be terminated by the written agreement of each of the parties thereto. Disputes that relate to the subject matter of the Agreement Relating to Stock are subject to arbitration.

The summary of the Agreement Relating to Stock contained in this Item 6 is qualified in its entirety by reference to the Agreement Relating to Stock, which is filed as Exhibit 4 hereto and incorporated herein by reference.

Registration Rights Agreement

The Reporting Persons and the Separately Filing Group Members are party to, or entitled to rights under, a Registration Rights Agreement, dated as of October 12, 2009, among the Issuer and the domestic and foreign Pritzker stockholders party thereto (the “2009 Registration Rights Agreement”). Pursuant to the 2009 Registration Rights Agreement, the Issuer granted registration rights with respect to shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock to holders of 104,893,502 shares of the Class B Common Stock. Only shares of Class A Common Stock may be registered pursuant to the terms of the 2009 Registration Rights Agreement.

Demand Registration Rights

The Reporting Persons are entitled to certain demand registration rights under the 2009 Registration Rights Agreement. Specifically, the Reporting Persons and the Separately Filing Group Members may request that the Issuer register all or a portion of their shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock under the Securities Act of 1933 (the “Securities Act”) if the anticipated

CUSIP No. 448579102	13D	Page 19 of 27 Pages

aggregate offering amount of such shares of Class A Common Stock exceeds a specified amount and the stockholders making the request are, at the anticipated time of effectiveness of the applicable registration statement, permitted to sell shares of their Common Stock under the applicable lock-up provisions contained in the Global Hyatt Agreement, Foreign Global Hyatt Agreement and the Agreement Related to Stock, and the Issuer is not otherwise prohibited from filing such registration statement under that certain Registration Rights Agreement, dated as of August 28, 2007, by and among the Issuer and certain other parties thereto (the “2007 Registration Rights Agreement”).

Form S-3 Demand Registration Rights

The Reporting Persons are entitled to certain Form S-3 demand registration rights under the 2009 Registration Rights Agreement. Commencing on the date that the Issuer becomes eligible to register securities issued on Form S-3, the Reporting Persons and the Separately Filing Group Members holding the requisite amount of Common Stock may request that the Issuer register all or a portion of their shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock under the Securities Act if the anticipated aggregate offering amount of such shares of Class A Common Stock exceeds a specified amount and the stockholders making the request are, at the anticipated time of effectiveness of the applicable registration statement, permitted to sell shares of their Common Stock under the applicable lock-up provisions contained in the Global Hyatt Agreement, Foreign Global Hyatt Agreement and the Agreement Related to Stock, and the Issuer is not otherwise prohibited from filing such registration statement under the 2007 Registration Rights Agreement.

Under the 2009 Registration Rights Agreement, the Issuer is not required to effect a demand registration or a Form S-3 demand registration within 180 days after the effective date of a registration statement related to a previous demand or Form S-3 demand registration. In addition, once every twelve months, the Issuer may postpone for up to 120 days the filing or the effectiveness of a registration statement for a demand or a Form S-3 demand registration in certain circumstances described in the 2009 Registration Rights Agreement.

Shelf Registration Rights

The Reporting Persons are entitled to certain “shelf” registration rights with respect to shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock under the 2009 Registration Rights Agreement.

Piggyback Registration Rights

The Reporting Persons are entitled to certain “piggyback” registration rights with respect to shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock under the 2009 Registration Rights Agreement.

CUSIP No. 448579102	13D	Page 20 of 27 Pages

The demand, Form S-3 demand and piggyback registration rights are subject to customary restrictions such as blackout periods and limitations on the number of shares to be included in the underwritten offering imposed by the managing underwriter.

The summary of the 2009 Registration Rights Agreement contained in this Item 6 is qualified in its entirety by reference to the 2009 Registration Rights Agreement, which is filed as Exhibit 5 hereto and incorporated herein by reference.

Non-Employee Director Compensation Program

Penny Pritzker serves as a director of the Issuer. Under the terms of the Non-Employee Director Compensation Program, the Issuer uses a combination of cash and stock-based incentive compensation to attract and retain qualified candidates to serve on the board of directors. Members of the board of directors who are not employees of the Issuer are entitled to receive annual cash retainers of $50,000 and stock compensation of $75,000. Directors may elect to receive their annual cash retainer in Class A Common Stock. The annual cash and stock retainers are paid on the second to last business day of each quarter, provided the director served for the full fiscal quarter.

On March 30, 2010, under the terms of the Non-Employee Director Compensation Program, Ms. Pritzker received an initial grant of 796 shares of Class A Common Stock for her service as a director. On June 29, 2010, under the terms of the Non-Employee Director Compensation Program, Ms. Pritzker received an additional grant of 855 shares of Class A Common Stock for her service as a director.

The summary of the Non-Employee Director Compensation Program contained in this Item 6 is qualified in its entirety by reference to the Amended and Restated Summary of Non-Employee Director Compensation, which is filed as Exhibit 6 hereto and incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1	Joint Filing Agreement, dated as of August 26, 2010, by and among John Kevin Poorman, not individually, but solely in the capacity as trustee of the trusts listed on Schedule 1 thereto, CIBC Trust Company (Bahamas) Limited, not individually, but solely in the capacity as trustee of the trusts listed on Schedule 2 thereto, and Penny Pritzker, pursuant to Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

Exhibit 2	Amended and Restated Global Hyatt Agreement, dated as of October 1, 2009, by and among each of the signatories thereto (incorporated by reference to Exhibit 2 to the Schedule 13D filed by Thomas J. Pritzker, Marshall E. Eisenberg and Karl J. Breyer, not individually, but solely as co-trustees of the U.S. Situs Trusts on August 26, 2010).

CUSIP No. 448579102	13D	Page 21 of 27 Pages

Exhibit 3	Amended and Restated Foreign Global Hyatt Agreement, dated as of October 1, 2009, by and among each of the signatories thereto (incorporated by reference to Exhibit 1 to the Schedule 13D filed by CIBC Trust Company (Bahamas) Limited, solely as trustee of each of the separate Non-U.S. Situs Trusts on August 26, 2010).

Exhibit 4	Amended and Restated Agreement Relating to Stock, dated as of October 26, 2009, by and among each of the signatories thereto (incorporated by reference to Exhibit 3 to the Schedule 13D filed by Thomas J. Pritzker, Marshall E. Eisenberg and Karl J. Breyer, not individually, but solely as co-trustees of the U.S. Situs Trusts on August 26, 2010).

Exhibit 5	Hyatt Hotels Corporation Registration Rights Agreement, dated as of October 12, 2009, by and among each of the signatories thereto (incorporated by reference to Exhibit 4.5 to Amendment 3 to the Form S-1 Registration Statement filed by Hyatt Hotels Corporation on October 15, 2009).

Exhibit 6	Amended and Restated Summary of Non-Employee Director Compensation, dated as of July 2009 (incorporated by reference to Exhibit 10.15 the Form S-1 Registration Statement filed by Hyatt Hotels Corporation on August 5, 2009).

Exhibit 7	Secretary’s Certificate of CIBC Trust Company (Bahamas) Limited evidencing authority of the signatories to sign and file Schedule 13Ds and related documents on behalf of CIBC Trust Company (Bahamas) Limited.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 26th, 2010

/s/ John Kevin Poorman
John Kevin Poorman, not individually, but solely in the capacity as trustee of the trusts listed on Appendix A-1.

CIBC Trust Company (Bahamas) Limited, solely as trustee of the Non-U.S. Situs Trusts listed on Appendix A-2.

By:	/s/ Schevon Miller
Schevon Miller
Authorized Signatory*

By:	/s/ Carlis E. Chisholm
Carlis E. Chisholm
Authorized Signatory*

/s/ Penny Pritzker
Penny Pritzker, individually

*	A Secretary’s Certificate evidencing the authority of such persons to sign and file this Schedule 13D on behalf of CIBC Trust Company (Bahamas) Limited is filed as Exhibit 7 to this Schedule 13D.

[Signature Page to Schedule 13D]

CUSIP No. 448579102	13D	Page 23 of 27 Pages

Appendix A-1

Trust Name	Jurisd. of Org.
Penny Trust M2	Illinois
A.N.P. Trust #31M6	Illinois
A.N.P. Trust #37M6	Illinois
LaSalle Trust #47M1	Illinois
LaSalle Trust #51M1	Illinois
A.N.P. Trust #34-Penny M6	Illinois
A.N.P. Trust #36-Penny M6	Illinois
A.N.P. Trust #40-Penny M6	Illinois
A.N.P. Trust #42-Penny M5	Illinois
Don G.C. Trust #8M2	N/A
LaSalle G.C. Trust #9M1	Illinois
RA G.C. Trust #8M3	Illinois

CUSIP No. 448579102	13D	Page 24 of 27 Pages

Appendix A-2

Trust Name	Jurisd. of Org.
T-551-10FD2	Bahamas
1740 #34FD2	Bahamas
1740 #37FD	Bahamas

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Schedule A

Certain Information Regarding the

Reporting Persons1

	Class A Common Stock[2]		Class B Common Stock[3]		% of Total Common Stock[4]	% of Total Voting Power[5]
Name of Beneficial Owner	Shares	% of Class A	Shares	% of Class B
John Kevin Poorman not individually, but solely in the capacity as trustee of the trusts listed on Appendix A-1.	—	—	7,307,195	5.6%	4.2%	5.5%
CIBC Trust Company (Bahamas) Limited not individually, but solely in the capacity as trustee of the trusts listed on Appendix A-2.	—	—	1,424,099	1.1%	0.8%	1.1%
Penny Pritzker, individually	1,651	*	—	—	—	—

*	Less than 1% beneficial ownership
[1]

All references to the number of shares outstanding are as of July 31, 2010, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2010, as adjusted to account for 539,588 shares of Class B Common Stock that were converted into shares of Class A Common Stock in connection with the Distribution.

[2]

The information shown in the table with respect to the percentage of Class A Common Stock beneficially owned is based on 44,456,706 shares of the Class A Common Stock outstanding as of July 31, 2010, as adjusted, assuming that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

[3]

The information shown in the table with respect of the percentage of Class B Common Stock beneficially owned is based on 129,466,000 shares of Class B Common Stock outstanding as of July 31, 2010, as adjusted.

[4]

The information shown in the table with respect to the percentage of total Common Stock beneficially owned is based on 44,456,706 shares of Class A Common Stock and 129,466,000 shares of Class B Common Stock outstanding as of July 31, 2010, as adjusted.

[5]

With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The percentage of total voting power of the shares of Common Stock is calculated based on the total voting power of the shares of Common Stock outstanding as of July 31, 2010, as adjusted, which is comprised of 44,456,706 shares of Class A Common Stock and 129,466,000 shares of Class B Common Stock and assumes that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

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Schedule B

Certain Information Regarding the

Separately Filing Group Members1

	Class A Common Stock[2]		Class B Common Stock[3]		% of Total Common Stock[4]	% of Total Voting Power[5]
Separately Filing Group Member	Shares	% of Class A	Shares	% of Class B
Co-Trustees of the U.S. Situs Trusts[6]	—	—	5,149,874	4.0%	3.0%	3.8%
Trustee of the Non-U.S. Situs Trusts[7]	—	—	4,698,863	3.6%	2.7%	3.5%
Trustees of the Thomas J. Pritzker Family Trusts and Other Reporting Persons[8]	—	—	14,050,003	10.9%	8.1%	10.5%
Trustees of the Nicholas J. Pritzker Family Trusts and Other Reporting Persons[9]	—	—	5,846,633	4.5%	3.4%	4.4%
Trustees of the James N. Pritzker Family Trusts and Other Reporting Persons[10]	8,470	*	7,055,432	5.4%	4.1%	5.3%
Trustees of the John A. Pritzker Family Trusts[11]	—	—	—	—	—	—
Trustees of the Linda Pritzker Family Trusts and Other Reporting Persons[12]	—	—	7,262,534	5.6%	4.2%	5.4%
Trustees of the Karen L. Pritzker Family Trusts[13]	—	—	8,584,104	6.6%	4.9%	6.4%
Trustees of the Penny Pritzker Family Trusts and Other Reporting Persons	1,651	*	8,731,294	6.7%	5.0%	6.5%
Trustees of the Daniel F. Pritzker Family Trusts[14]	—	—	10,001,457	7.7%	5.8%	7.5%
Trustees of the Anthony N. Pritzker Family Trusts[15]	—	—	9,524,762	7.4%	5.5%	7.1%
Trustees of the Gigi Pritzker Pucker Family Trusts and Other Reporting Persons[16]	—	—	13,611,778	10.5%	7.8%	10.2%
Trustees of the Jay Robert Pritzker Family Trusts[17]	—	—	9,316,593	7.2%	5.4%	7.0%
Trustee of the Richard Pritzker Family Trusts[18]	—	—	520,587	0.4%	0.3%	0.4%
Pritzker Family Group Totals	10,121	*	104,353,914	80.6%	60.0%	77.9%

*	Less than 1% beneficial ownership
[1]

All references to the number of shares outstanding are as of July 31, 2010, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2010, as adjusted to account for 539,588 shares of Class B Common Stock that were converted into shares of Class A Common Stock in connection with the Distribution.

[2]

The information shown in the table with respect to the percentage of Class A Common Stock beneficially owned is based on 44,456,706 shares of the Class A Common Stock outstanding as of July 31, 2010, as adjusted, assuming that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

[3]

The information shown in the table with respect of the percentage of Class B Common Stock beneficially owned is based on 129,466,000 shares of Class B Common Stock outstanding as of July 31, 2010, as adjusted.

[4]

The information shown in the table with respect to the percentage of total Common Stock beneficially owned is based on 44,456,706 shares of Class A Common Stock and 129,466,000 shares of Class B Common Stock outstanding as of July 31, 2010, as adjusted.

[5]

With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The percentage of total voting power of the shares of Common Stock is calculated based on the total voting power of the shares of Common Stock outstanding as of July 31, 2010, as adjusted, which is comprised of 44,456,706 shares of Class A Common Stock and 129,466,000 shares of Class B Common Stock and assumes that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

[6]

See the Schedule 13D filed on August 26, 2010 by Thomas J. Pritzker, Marshall E. Eisenberg and Karl J. Breyer, not individually, but solely in their capacity as co-trustees of the U.S. Situs Trusts listed on Appendix A to the Schedule 13D, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[7]

See the Schedule 13D filed on August 26, 2010 by the CIBC Trust Company (Bahamas) Limited, solely as trustee of the Non-U.S. Situs Trusts listed on Appendix A to the Schedule 13D, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[8]

See the Schedule 13D filed on August 26, 2010 by Marshall E. Eisenberg, not individually, but solely as trustee of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[9]

See the Schedule 13D filed on August 26, 2010 by Marshall E. Eisenberg, not individually, but solely as trustee of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[10]

See the Schedule 13D filed on August 26, 2010 by Charles E. Dobrusin and Harry B. Rosenberg, not individually, but solely as co-trustees of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[11]

See the Schedule 13D filed on August 26, 2010 by Lewis M. Linn, not individually, but solely as trustee for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

CUSIP No. 448579102	13D	Page 27 of 27 Pages

[12]

See the Schedule 13D filed on August 26, 2010 by Lewis M. Linn, not individually, but solely as trustee for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[13]

See the Schedule 13D filed on August 26, 2010 by Walter W. Simmers, Andrew D. Wingate and Lucinda Falk, not individually, but solely as co-trustees for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[14]

See the Schedule 13D filed on August 26, 2010 by Lewis M. Linn, not individually, but solely as trustee for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[15]

See the Schedule 13D filed on August 26, 2010 by Lewis M. Linn, not individually, but solely as trustee for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[16]

See the Schedule 13D filed on August 26, 2010 by Gigi Pritzker Pucker and Edward W. Rabin, not individually, but solely as trustees of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein on, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[17]

See the Schedule 13D filed on August 26, 2010 by Thomas J. Muenster, not individually, but solely as trustee for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[18]

See the Schedule 13D filed on August 26, 2010 by CIBC Trust Company (Bahamas) Limited, solely as trustee of the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13D with respect to the Class A Common Stock, $0.01 par value per share, of Hyatt Hotels Corporation beneficially owned by them on a combined basis, and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filing. The undersigned further agree that any amendments to such statement on Schedule 13D shall be filed jointly on behalf of each of them without the necessity of entering into additional joint filing agreements.

The undersigned further agree that each party hereto is responsible for timely filing of such statement on Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided that no party is responsible for the completeness or accuracy of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

The undersigned shall not be deemed to admit that the undersigned was required to file a statement on Schedule 13D by reason of entering into this Joint Filing Agreement.

This Joint Filing Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original instrument, but all of such counterparts together shall constitute but one agreement.

When this Joint Filing Agreement is executed by a trustee of a trust, such execution is by the trustee, not individually, but solely as trustee in the exercise of and under the power and authority conferred upon and invested in such trustee, and it is expressly understood and agreed that nothing contained in this Joint Filing Agreement shall be construed as granting any power over a trustee’s individual affairs or imposing any liability on any such trustee personally for breaches of any representations or warranties made hereunder or personally to pay any amounts required to be paid hereunder, or personally to perform any covenant, either express or implied, contained herein. Any liability of a trust or trustee hereunder shall not be a personal liability of any trustee, grantor or beneficiary thereof, and any recourse against a trustee shall be solely against the assets of the pertinent trust.

Signature Page Follows

In evidence thereof the undersigned, being duly authorized, hereby execute this Joint Filing Agreement as of this 26th day of August, 2010.

/s/ John Kevin Poorman
John Kevin Poorman, not individually, but solely in the capacity as trustee of the trusts listed on Schedule 1.

CIBC Trust Company (Bahamas) Limited, solely as trustee of the Non-U.S. Situs Trusts listed on Schedule 2.

By:	/s/ Schevon Miller
Schevon Miller
Authorized Signatory*

By:	/s/ Carlis E. Chisholm
Carlis E. Chisholm Authorized Signatory*

/s/ Penny Pritzker
Penny Pritzker, individually

*A Secretary’s Certificate evidencing the authority of such persons to sign and file this Joint Filing Agreement on behalf of CIBC Trust Company (Bahamas) Limited is filed as Exhibit 7 to the Schedule 13D to which this Joint Filing Agreement is attached.

[Signature Page to Joint Filing Agreement]

Schedule 1

Trust Name	Jurisd. of Org.
Penny Trust M2	Illinois
A.N.P. Trust #31M6	Illinois
A.N.P. Trust #37M6	Illinois
LaSalle Trust #47M1	Illinois
LaSalle Trust #51M1	Illinois
A.N.P. Trust #34-Penny M6	Illinois
A.N.P. Trust #36-Penny M6	Illinois
A.N.P. Trust #40-Penny M6	Illinois
A.N.P. Trust #42-Penny M5	Illinois
Don G.C. Trust #8M2	N/A
LaSalle G.C. Trust #9M1	Illinois
RA G.C. Trust #8M3	Illinois

Schedule 2

Trust Name	Jurisd. of Org.
T-551-10FD2	Bahamas
1740 #34FD2	Bahamas
1740 #37FD	Bahamas

Exhibit 7

CERTIFICATE OF SECRETARY

The undersigned, not individually, but solely in the undersigned’s capacity as the Secretary of CIBC Trust Company (Bahamas) Limited, a company incorporated in the Commonwealth of The Bahamas (the “Company”), hereby certifies with respect to the Company as follows:

Listed below are the names of representatives of the Company who are duly authorized, empowered and directed, in the name and on behalf of the Company, to:

(1)	execute all documents relating to the reporting of beneficial ownership of shares of Class A Common Stock, $0.01 par value per share, and Class B Common Stock, $0.01 par value per share, of Hyatt Hotels Corporation, a Delaware corporation, as and to the extent required to be filed with the United States Securities and Exchange Commission (the “Commission”) pursuant to Section 13(d) or Section 16(a) of the Securities Exchange Act of 1934, as amended, and the rules thereunder (the “Exchange Act”), including, without limitation, Schedule 13D, Schedule 13G, Form 3, Form 4 and Form 5, and successive forms thereto, and any related documentation; and

(2)	do and perform any and all acts that may be necessary or desirable to complete and execute any such documents, complete and execute any amendment or amendments thereto, and timely file such documents with the Commission and any stock exchange, automated quotation system or similar authority.

The signatures appearing opposite their respective names are original copies of their true and genuine signatures.

Name of Authorized Signatory	Signature

Schevon Miller	/s/ Schevon Miller

Carlis E. Chisholm	/s/ Carlis E. Chisholm

IN WITNESS WHEREOF, I hereunder subscribe my name, not individually, but solely in my capacity as Secretary of the Company, effective as of this 26th day of August, 2010.

/s/ Norma Major
Norma Major Secretary of CIBC Trust Company (Bahamas) Limited